Dave Neville
Attorney at Law                                      Telephone: (805) 640-6468
111 West Topa Topa Street                            Facsimile:  (805) 669-4462
Ojai, California 93023                               Email: dave_n@scglobal.net

June 30, 2006

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Babette Cooper

         Re:      National Healthcare Technology, Inc.
                  Form 8-K/A
                  Filed June 14, 2006

Dear Ms. Cooper:

I write to respond to your comments in your letter dated June 21, 2006 in regards to the abovereferenced matter.

Comment 1

Below please find the consolidated balance sheet and income statements for the three months and nine months ended September 30, 2005 with a legend that explains the reasons for each of the adjustments in the Restatement Adjustment column in said financial statements.



BALANCE SHEET
RESTATEMENT ADJUSTMENTS
AS OF SEPTEMBER 30, 2005
------------------------------------------------------------------------------------------------------------------------------------

                                                              As Originally                        Restatement
                                                                 Reported     Adjustment  #        Adjustments      As Adjusted
ASSETS
            CURRENT ASSETS:


                  Inventories                                 $    29,101              0                    --           29,101

                  Prepaid expenses and other current assets       200,270            1,2                (200,270)          --
                                                              -----------                            -----------    -----------
                  Total current assets
                                                                  229,371                               (200,270)        29,101

                  Property and equipment - net                     35,358            3                      (217)        35,141

                  Other long-term assets                            2,087                                   --            2,087
                                                              -----------                            -----------    -----------
TOTAL ASSETS                                                  $   266,816                            $  (200,487)   $    66,329
                                                              ===========                            ===========    ===========

LIABILITIES AND STOCKHOLDERS DEFICIT
             CURRENT LIABILITIES:


                      Bank overdraft                          $    28,211                            $      --      $    28,211

                      Accounts payable                            206,646            4,5                (113,653)        92,993

                      Note payable - related party
                        (see Note 4)                               50,140            6                   278,800        328,940
                      Accrued Expenses and other current
                      liabilities                                     220          5,8,13                160,305        160,525
                                                              -----------                            -----------    -----------
                      Total current liabilities
                                                                  285,217                                325,452        610,669

                      Total liabilities                           285,217                                325,452        610,669

               STOCKHOLDERS' DEFICIT:

                      Common stock                                 19,493            6,7                    (310)        19,183

                      Additional paid-in-capital                  758,220          1,6,7,9              (577,403)       180,817

                      Deferred stock compensation                 (89,256)           9                    89,256           --

                      Accumulated deficit                        (706,858)   2,3,4,8,9,10,11,12,13       (37,482)      (744,340)
                                                              -----------                            -----------    -----------

                      Total stockholders' deficit                 (18,401)                              (525,939)      (544,340)
                                                              -----------                            -----------    -----------



TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                   $   266,816                            $  (200,487)   $    66,329
                                                              ===========                            ===========    ===========




                               1       Additional paid-in-capital                                     200,000

                                       Prepaid expenses and other current assets                     (200,000)


                               2       Other income                                                       270

                                       Prepaid expenses and other current assets                         (270)


                               3       Depreciation and amortization                                      217

                                       Accumulated depreciation                                          (217)


                               4       Professional fees                                               45,000

                                       Accounts payable                                               (45,000)


                               5       Accounts payable                                               158,653

                                       Accrued expenses and other liabilities                        (158,653)


                               6       Additional paid-in-capital                                     279,200

                                       Note payable - related party (see Note 4)                     (278,800)

                                       Common stock                                                      (400)


                               7       Common stock                                                       710

                                       Additional paid-in-capital                                        (710)


                               8       Technology license royalties                                     1,764

                                       Accrued expenses and other liabilities                          (1,764)


                               9       Additional paid-in-capital                                      98,912

                                       Deferred stock compensation                                    (89,256)

                                       Depreciation and amortization                                   (9,656)


                              10       Professional fees                                                5,600

                                       General and administrative                                      (5,600)


                              11       Professional fees                                               18,654

                                       General and administrative                                     (18,654)


                              12       Professional fees                                                2,500

                                       General and administrative                                      (2,500)


                              13       Accrued expenses and other liabilities                             112

                                       Interest expense - net                                            (112)



INCOME STATEMENT
RESTATEMENT ADJUSTMENTS
FOR THE 3 MONTHS ENDED SEPTEMBER 30, 2005
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Three Months
                                                                               Ended September
                                                                                  30, 2005

                                                      As Originally                          Restatement
                                                         Reported          Adjustment #       Adjustments    As Adjusted



REVENUES                                               $       --                             $       --      $       --

COST OF GOODS SOLD                                             --                                     --              --
                                                       ------------                           ------------    ------------
Gross profit                                                   --                                     --              --
                                                          1,111,111                              1,111,111       1,111,111
OPERATING EXPENSES:

       Selling and marketing                                 25,839           15                   (25,839)           --

       Technology , support and development                 122,157           15                  (122,157)           --

       General and administrative                           240,033       10,11,12,15             (240,033)           --

       Professional fees                                       --         4,10,11,12,15            209,530         209,530

       Technology license royalties                            --         8,15                     137,500         137,500

       Depreciation and amortization                           --         3,9,15                     3,811           3,811

       Other general and administrative                        --             15                   101,915         101,915
                                                       ------------                           ------------    ------------

       Total operating expenses                             388,029                                 64,727         452,756
                                                       ------------                           ------------    ------------


OPERATING LOSS                                             (388,029)                               (64,727)       (452,756)

OTHER INCOME (EXPENSE):

       Other income                                             270           2                       (270)           --

       Interest expense - net                                  (220)      13,15                        220            --
                                                       ------------                           ------------    ------------

       Total other income (expense)                              50                                    (50)           --
                                                       ------------                           ------------    ------------


                                                       $   (387,979)                          $    (64,777)   $   (452,756)
                                                       ============                           ============    ============


LOSS PER COMMON SHARE                                         (0.02)                                 (0.00)          (0.02)


WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING     19,218,999                             19,218,999      19,218,999



    2  Other income                                                                                 270

       Prepaid expenses and other current assets                                                    (270)


    3  Depreciation and amortization                                                                217

       Accumulated depreciation                                                                     (217)


    4  Professional fees                                                                            45,000

       Accounts payable                                                                             (45,000)


    8  Technology license royalties                                                                 1,764

       Accrued expenses and other liabilities                                                       (1,764)


    9  Additional paid-in-capital                                                                   98,912

       Deferred stock compensation                                                                  (89,256)

       Depreciation and amortization                                                                (9,656)


   10  Professional fees                                                                            5,600

       General and administrative                                                                   (5,600)


   11  Professional fees                                                                            18,654

       General and administrative                                                                   (18,654)


   12  Professional fees                                                                            2,500

       General and administrative                                                                   (2,500)


   13  Accrued expenses and other liabilities                                                       112

       Interest expense - net                                                                       (112)


   15  General and administrative                                                                   101,915

       Depreciation and amortization                                                                13,250

       Technology license royalties                                                                 135,736

       Professional fees                                                                            137,776

       Selling and marketing                                                                        (25,839)

       Technology , support and development                                                         (122,157)

       General and administrative                                                                   (213,279)

       Interest expense - net                                                                       (108)

       Accumulated deficit - net                                                                    (27,294)




INCOME STATEMENT
RESTATEMENT ADJUSTMENTS
FOR THE PERIOD FROM INCEPTION TO SEPTEMBER 30, 2005
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Period from
                                                                          January 27, 2005
                                                                             (inception)
                                                                               through
                                                                            September 30,
                                                                                2005

                                                       As Originally                                            Restatement
                                                         Reported             Adjustment #        Adjustments   As Adjusted

REVENUES                                               $       --                               $       --      $       --

COST OF GOODS SOLD                                             --                                       --              --
                                                       ------------                             ------------    ------------
Gross profit                                                   --                                       --              --

OPERATING EXPENSES:

       Selling and marketing                                 33,790              14                  (33,790)           --

       Technology, support and development                  139,464              14                 (139,464)           --

       General and administrative                           533,654          10,11,12,14            (533,654)           --

       Professional fees                                       --            4,10,11,12,14           402,044         402,044

       Technology license royalties                            --            8,14                    160,417         160,417

       Depreciation and amortization                           --            3,9,14                    3,811           3,811

       Other general and administrative                        --                14                  178,068         178,068
                                                       ------------                             ------------    ------------

       Total operating expenses                             706,908                                   37,432         744,340
                                                       ------------                             ------------    ------------


OPERATING LOSS                                             (706,908)                                 (37,432)       (744,340)

OTHER INCOME (EXPENSE):

       Other income                                             270          2                          (270)           --

       Interest expense - net                                  (220)         13,14                       220            --
                                                       ------------                             ------------    ------------

       Total other income (expense)                              50                                      (50)           --
                                                       ------------                             ------------    ------------


NET LOSS                                               $   (706,858)                            $    (37,482)   $   (744,340)
                                                       ============                             ============    ============


LOSS PER COMMON SHARE                                         (0.04)                                   (0.00)          (0.04)


WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING     16,597,011                               16,597,011      16,597,011



    2  Other income                                                                                     270

       Prepaid expenses and other current assets                                                        (270)


    3  Depreciation and amortization                                                                    217

       Accumulated depreciation                                                                         (217)


    4  Professional fees                                                                                45,000

       Accounts payable                                                                                 (45,000)


    8  Technology license royalties                                                                     1,764

       Accrued expenses and other liabilities                                                           (1,764)


    9  Additional paid-in-capital                                                                       98,912

       Deferred stock compensation                                                                      (89,256)

       Depreciation and amortization                                                                    (9,656)


   10  Professional fees                                                                                5,600

       General and administrative                                                                       (5,600)


   11  Professional fees                                                                                18,654

       General and administrative                                                                       (18,654)


   12  Professional fees                                                                                2,500

       General and administrative                                                                       (2,500)


   13  Accrued expenses and other liabilities                                                           112

       Interest expense - net                                                                           (112)


   14  General and administrative                                                                       178,068

       Depreciation and amortization                                                                    13,250

       Technology license royalties                                                                     158,653

       Professional fees                                                                                330,290

       Selling and marketing                                                                            (33,790)

       Technology , support and development                                                             (139,464)

       General and administrative                                                                       (506,900)

       Interest expense - net                                                                           (108)


         Legend: Restatement of Prior Financial Information

         1. The Company incorrectly recorded a prepaid expense and other current asset related to the recognition of an escrow deposit in the quarter ended September 30, 2005.

         2. The Company incorrectly accrued other income and accounts receivable for an amount that should never have been booked.

         3. The Company estimated its depreciation expense and booked entries without support. This adjustment was necessary to correctly reflect depreciation expense for the period.

         4. The Company failed to record certain accrued professional fees in the quarter ended September 30, 2005.

         5.  The  Company  incorrectly  recorded  certain   transactions.   This
reclassification was necessary to correctly reflect accounts payable and accrued expenses and other liabilities for the period.

         6. The Company failed to record certain transactions related to amounts due to a related party in the quarter ended September 30, 2005.

         7. The Company failed to record certain transactions related to the sale of common stock. This adjustment was necessary to correctly reflect common stock for the period.

         8. The Company failed to recognize certain technology license royalties expense. This adjustment was necessary to correctly reflect technology license royalties expense for the period.

         9. The Company incorrectly recorded deferred stock compensation and related amortization expense in conjunction with the issuance of stock options and warrants in the quarter ended September 30, 2005. This adjustment was necessary to correctly reflect deferred stock compensation and amortization expense for the period.

         10.  through  12.  The  Company   reclassified   certain   general  and
administrative   expenses  to  professional  fees.  This   reclassification  was
necessary to correctly reflect professional fees for the period.

         13. The Company incorrectly recorded interest expense. This adjustment was necessary to correctly reflect interest expense for the period.

         14. The Company reclassified certain expenses. This reclassification was necessary to correctly reflect each expense category for the period.

         15.  The  Company   reclassified  certain  general  and  administrative
expenses to professional fees. This reclassification was necessary to correctly reflect professional fees for the period.

Comment 2

We propose to revise the beginning of the statement at section 4.02 as follows:

     Item 4.02 Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

         In preparing National Healthcare Technology, Inc.'s (the "Company") Form 10-KSB for the year ended December 31, 2005, filed on May 22, 2006, between May 16, 2006, and May 21, 2006, the Company discovered errors in the Company's Form 10-QSB for the three months ended September 30, 2005, filed on February 1, 2006. Though not an all-inclusive list, below is a list of the more material errors discovered in preparing the 10-KSB requiring adjustment:

         A. The Company improperly recorded a transaction involving an escrow deposit and related liability in the period ended September 30, 2005. The effect of this adjustment is to properly reflect prepaid expense and other current assets and additional paid-in-capital.



Proposed revised 8-K/A is attached hereto.

Very truly yours,

/s/ Dave Neville
--------------------------
DLN\dn

                     Microsoft Word 10.0.2627;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 8-K/A
                                 CURRENT REPORT
         Pursuant to Section 13 or 15(d) of the Securities Exchange Act
                                  May 22, 2006
                                 Date of Report
                        (Date of Earliest Event Reported)

                      NATIONAL HEALTHCARE TECHNOLOGY, INC.
             (Exact Name of Registrant as Specified in its Charter)

  Colorado                           0-28911                     91-1869677
   --------                          -------                     ----------
(State or other jurisdiction     (Commission File               (IRS Employer
      of incorporation)             Number)                 Identification No.)

                          1660 Union Street, Suite 200
                           San Diego, California 92101
                    (Address of principal executive offices)

                                 (619) 398-8470
                          Registrant's telephone number

                         21800 Oxnard Street, Suite 440
                            Woodland Hills, CA 91367
                         Former name and former address
Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the
following   provisions  (see  General  Instruction  A.2.  below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02 Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

In preparing National Healthcare Technology, Inc.'s (the "Company") Form 10-KSB for the year ended December 31, 2005, filed on May 22, 2006, between May 16, 2006, and May 21, 2006, the Company discovered errors in the Company's Form 10-QSB for the three months ended September 30, 2005, filed on February 1, 2006. Though not an inclusive list, below is a list of the more material errors discovered in preparing the 10-KSB requiring adjustment:

A. The Company improperly recorded a transaction involving an escrow deposit and related liability in the period ended September 30, 2005. The effect of this adjustment is to properly reflect prepaid expense and other current assets and additional paid-in-capital.

B. The Company incorrectly record $278,800 of advances from a related party in the period ended September 30, 2005.

C. The Company incorrectly recorded $98,912 of deferred stock compensation and related amortization expense in conjunction with the issuance of stock options and warrants in the period ended September 30, 2005.

D. The Company failed to record certain technology license royalty expenses of $1,764 in the period ended September 30, 2005.

E. The Company failed to accrue $45,000 of professional fees in the period ended September 30, 2005.

F. The Company incorrectly reported equity transfers of common stock and made incorrect warrant expense entries in the period ended September 30, 2005.

These errors in the Company's Form 10-QSB for the three months ended September 30, 2006, and their effect on our financial statements were discussed between the Company's chief executive officer and the Company's independent accountant during the audit of the Company's 10-KSB. Though the full extent of the errors were not realized until the Form 10-KSB for the year ended December 31, 2005, was completed, management had concluded by May 16, 2006, that the financial statements included in the Company's 10-QSB for the period ended September 30, 2005, should not be relied upon and would need to be restated.

Based on these discussions, the Board of Directors of the Company on May 22, 2006, approved management's recommendation that the Company's financial statements for the three months ended September 30, 2005 and for the period from January 27, 2005 (inception) through September 30, 2005 be restated.
In light of
such restatement, the financial statements and related footnotes should no longer be relied upon.

As a result of these errors,  the Company is amending its
financial statements and footnotes for the three months ended September 30, 2005. The Company will file such amendments shortly. The amendments restate the consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows, to reflect such corrections as well as to reclassify certain operating expenses for the purposes of financial statement presentation. Additionally, the Company will restate the footnotes related to such corrections and management's report on internal control over financial reporting, which will reflect the Company's material weakness in internal control over financial reporting.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                           National Healthcare  Technology,  Inc.

                           By:
                                 ----------------------------------
                                 Ross Lyndon-James,
                                 Chief Executive Officer

                           Date:    , 2006


                                      -3-